PUBLIC

SEC
Mail Processing
Section

SEP 08 2021

Washington DC
406

21004739

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-19273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2020 (MM/DD/YY) AND ENDING 05/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever Glass & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Carrigg (212(952 1930

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. Carrigg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever Glass & Co., Inc., as of May 31, 2021, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLENE BARKER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6018712
Qualified in Kings County
My Commission Expires 01-19-2023

Signature

Chief Financial Officer
Title

Charlene Barker
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2021

Table of Contents

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
of Stoever Glass & Co., Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stoever Glass & Co., Inc. (the "Company") as of May 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2016.

New York, New York
September 2, 2021

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2021

ASSETS

Cash	$	356,246
Securities owned, at fair value		19,336,349
Interest receivable		63,773
Due from affiliates		4,021,135
Due from employees		341,285
Right of use lease assets		3,905,544
Other assets		226,531
TOTAL ASSETS	$	28,250,863

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$	1,136,023
Due to clearing broker		11,731,928
Accounts payable and accrued expenses		684,993
Lease liabilities		4,081,590
Payroll Protection loan (Note 8)		577,000
Subordinated loan payable to stockholder		3,000,000
Total liabilities		21,211,534
Stockholder's equity:		
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued		5,000
Additional paid-in capital		7,475,836
Accumulated deficit		(441,507)
Total stockholder's equity		7,039,329
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	28,250,863

See accompanying notes to financial statement.

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Stoever Glass Holding Company, Inc.

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported based upon available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided.
Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

Fair value measurements

The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)
Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Furniture, fixtures and equipment
Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

Notes Receivable from Employees
From time to time, the Company issues loans to employees. Some of these loans are nonnegotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Periodic forgiveness of the principal and interest amounts is included in Salaries, commissions and employee benefits on the statement of operations, and it appears as noncash compensation to the employee in each monthly paycheck. The outstanding loans becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized

Adoption of New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. The Company adopted the update on June 1, 2020 and did not have a material impact on the Company's accounting for estimated credit losses, if any, on its financial assets.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 336-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past event, current conditions, and reasonable and supportable forecasts.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions through its clearing broker. The Company's transactions are collateralized and are executed with and on behalf of bank, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company has agreed to indemnify its clearing broker for losses they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at May 31, 2021. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

Since substantially all of the Company's securities are held in accounts at its clearing broker and substantially all of its operations are conducted through the clearing broker, the Company is subject to the credit risk of the clearing broker.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with one major financial institution.

NOTE 4. DUE TO CLEARING BROKER

Due to clearing broker primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions. The Company has a $100,000 deposit with the clearing broker that is included in Other Assets and Interest Receivable of $63,773 from the clearing broker. The Company's trades are cleared through the clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. The Company owes interest on amounts due to the clearing broker at a rate of 1% above the clearing broker's base lending rate.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at May 31, 2021:

Equipment	$ 401,443
Furniture and fixtures	128,301
	529,744
Less accumulated depreciation	(529,744)
Furniture, fixtures and equipment, net	$ -0-

NOTE 6. LEASES

Lease agreement

The Company enters into leases in the normal course of business primarily for its New York office and Florida branch office. The Company's leases have remaining terms ranging from five to seven years, some of which may include renewal or termination options to extend the lease and some of which include options to terminate the lease. . The Company's leases do not include residual value guarantees or covenants. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is approximately 4% based on the historical rates of previous loans adjusted for the lease term and other factors. At May 31, 2021 future minimum annual lease commitments under all operating leases are as follows:

Year ending May 31,	
2022	$ 685,818
2023	713,078
2024	732,149
2025	760,723
2026	781,148
2027-2028	947,905
Total undiscounted lease payments	4,620,821
Less imputed interest	(539,231)
Net lease liabilities	$ 4,081,590

NOTE 6. **LEASES(Continued)**

The Company's weighted average life of its leases is approximately six years. The weighted average discount rate use was 4%.

NOTE 7. **COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES**

The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's statement of financial condition.

In December 2019 a novel strain of coronavirus surfaced and has spread around the world, with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2021 and on March 11, 2021 was declared a pandemic. The Company experienced certain business disruptions as a result of the pandemic which led to obtaining a Paycheck Protection Program loan (see Note 8). The operations and business results of the Company could continue to be materially adversely affected by any business and social disruptions from the ongoing pandemic. Significant estimates may also be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent upon the length and severity of any ongoing disruption. The Company is continually monitoring circumstances surrounding the pandemic, as well as economic and market conditions, to determine potential effects on our clients, employees and operations.

On May 29, 2021, the Company's CEO and majority shareholder of the Parent passed away from non-coronavirus complications. Consequently, under the terms of a pre-existing shareholder agreement established in 2005, the CEO's shares in the Parent were transferred to another shareholder who assumed the responsibilities of the CEO. The existing shareholders and management plans to continue the Company's operating activities, and as of the date of these financial statements, the Company has not experienced any material adverse operating results as a result of the CEO passing away.

NOTE 8. DEBT

Paycheck Protection Program

The Company was granted a Paycheck Protection Program loan ("PPP") of $577,000 under The Coronavirus Aid, Relief, and Economic Security Act ("CARES") act during the year ended May 31, 2020 and has a maturity date of May 3, 2022 with and interest rate of 1%, payable monthly commencing November 3, 2020, if not forgiven. At least 60% of the loan proceeds must be used for payroll purposes during the twenty-four weeks after the loan was granted for the principal and interest to be forgiven. The Company intends to use the entire amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES act. The financial liability will derecognized when repaid or, if forgiven, and recorded as a gain on extinguishment of debt when legal release is granted by the SBA or lender. PPP forgiveness was applied for and not yet granted as of the date if these financial statements.

NOTE 9. INCOME TAXES

Deferred income tax asset:	
Net operating loss carry forwards	$ 2,968,689
Charitable contributions carryforward	2,845
Fixed asset depreciation	2,639
Lease liabilities	945,154
Deferred income tax liability:	
Right of use assets	(904,387)
Valuation allowance	(3,014,940)
Net deferred tax asset (liability)	$ -0-

The Company's federal, state and local net operating loss carryforwards of $2,968,689 will begin to expire in 2035 if not utilized.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to Federal, state or local income tax examinations by taxing authorities for tax years before 2017.

NOTE 10. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also maintains a defined-contribution profit-sharing plan. Contributions to this plan are at the discretion of management.

NOTE 11. RELATED-PARTY TRANSACTIONS

As part of the Company's compensation plan, the Company has made forgivable cash loans to certain employees which will be forgiven over a period of up to six years. At May 31, 2021, the balance of forgivable cash employee loans was $341,285 and $378,329 were forgiven during the year ended May 31, 2021.

On July 27, 2020, its principal renewed a FINRA approved unsecured subordinated loan to the Company in the amount of $3,000,000 for one year bearing interest at 2 1/2%. Interest paid to stockholder was $75,000 for the year ended May 31, 2021. The subordinated loan was renewed on July 27, 2021 with the same terms as the previous loan.

During the year ended May 31, 2021, the Company advanced $2,380,497 to affiliates. At May 31, 2021, the balance due from affiliates for financing their operations was $4,021,135. The Company continually reviews the affiliates' current conditions and historical collectability to estimate credit losses. All affiliates are under common ownership, and there is no allowance as management believes that all amounts are fully collectible and supported by the owners.

NOTE 12. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2021, the Company had net capital of approximately $3,309,000, which was approximately $3,209,000 in excess of its minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 26.02% as of May 31, 2021.

NOTE 13. FAIR VALUE MEASUREMENTS

Assets and liabilities are measured at fair value based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

Equity securities-Common stock are included in Level 1 as they are valued at quoted market prices. U. S. Government securities, State and municipal bonds, Corporate bonds and Private label securities owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. During the year ended May 31, 2021, there were no transfers between levels of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2021:

STOEVER, GLASS & CO., INC.
NOTES TO FINANCIAL STATEMENT
MAY 31, 2021

Assets:	Level 1	Level 2	Level 3	Total	Valuation Technique
Common stock	$ 5,548,790	$ -	$ -	$ 5,548,790	(a)
U.S. government securities	-	2,765,991	-	2,765,991	(a)
State and municipal bonds	-	6,888,536	-	6,888,536	(a)
Private label securities	-	367,363	-	367,363	(a)
Other securities	122,120	564	-	122,684	(a)
Corporate bonds:					
Energy	-	418,533	-	418,533	(a)
Manufacturing	-	134,997	-	134,997	(a)
Metals & mining	-	194,038	-	194,038	(a)
Telecom	-	453,661	-	453,661	(a)
Financials	-	630,268	-	630,268	(a)
Consumer services	-	529,545	-	529,545	(a)
Auto	-	537,258	-	537,258	(a)
Pharmaceuticals	-	287,526	-	287,526	(a)
Transportation	-	4,806	-	4,806	(a)
Insurance	-	99,153	-	99,153	(a)
Industrial	-	353,200	-	353,200	(a)
	-	3,642,985	-	3,642,985	
TOTAL	$ 5,670,910	$ 13,665,439	$ -	$ 19,336,349	

Liabilities:	Level 1	Level 2	Level 3	Total	Valuation Technique
Common stock sold, not yet purchased	$ 68,310	$ -	$ -	$ 68,310	(a)
U.S. government securities sold, not yet purchased	-	423,303	-	423,303	(a)
State and municipal bonds sold, not yet purchased	-	25,043	-	25,043	(a)
Corporate bonds sold, not yet purchased:					
Telecom	-	196,755	-	196,755	(a)
Insurance	-	12,480	-	12,480	(a)
Healthcare	-	28,429	-	28,429	(a)
Pharmaceuticals	-	16,008	-	16,008	(a)
Energy	-	4,862	-	4,862	(a)
Consumer services	-	360,833	-	360,833	(a)
	-	619,367	-	619,367	
TOTAL	$ 68,310	$ 1,067,713	$ -	$ 1,136,023	